SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 4 - FINAL AMENDMENT)

                         THE MARINA LIMITED PARTNERSHIP
                              (NAME OF THE ISSUER)

                         THE MARINA LIMITED PARTNERSHIP
                            THE MARINA II CORPORATION
                               ALLEN E. ROSENBERG
                     (NAME OF THE PERSONS FILING STATEMENT)

                 LIMITED PARTNER UNITS AND DEPOSITARY RECEIPTS
                         (TITLE OF CLASS OF SECURITIES)

                                  568088 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ALLEN E. ROSENBERG
                     PRESIDENT OF THE MARINA II CORPORATION,
            THE GENERAL PARTNER OF THE MARINA LIMITED PARTNERSHIP
                          11691 FALL CREEK ROAD
                      INDIANAPOLIS, INDIANA 46256
                            TELEPHONE: (317) 845-0270
                            TELECOPY: (317) 845-0766

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
  NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                              C. RUSSELL COX, ESQ.
                              COX & SARGEANT, P.C.
                          8440 WOODFIELD CROSSING BLVD.
                                    SUITE 450
                           INDIANAPOLIS, INDIANA 46240
                            Telephone: (317) 469-4120
                            Telecopy: (317) 469-4795

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b)  The filing of a registration statement under the Securities
         Act of 1933.

[ ] (c)  A tender offer.

[ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]



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Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE:

  Transaction Valuation*                         Amount of Filing Fee
    $1,215,200.00                                  $243.04

* For purposes of calculating the fee only. The filing fee was determined based upon 30,380 issued and outstanding Limited Partner Units, which reflects the maximum number of Limited Partner Units that could have been redeemed by The Marina Limited Partnership in the Reverse Unit Split Proposal, multiplied by $40.00 per Limited Partner Unit. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Limited Partner Units to be redeemed.

[x] Check the box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $243.04
                             ----------
     Form or Registration No.: Schedule 13E-3
                               --------------
     Filing Party: The Marina Limited Partnership and The Marina II
                             Corporation

     Date Filed: April 26, 2001
                 ---------------

                                  INTRODUCTION

            This Amendment No. 4 (this "Final Amendment") to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Marina Limited Partnership, an Indiana limited partnership (the "Partnership"), The Marina II Corporation, an Indiana corporation (the "General Partner"), and Allen E. Rosenberg, the president of the General Partner ("Rosenberg") (collectively, the "Filing Parties"), in connection with the amendment to the Agreement of Limited Partnership of The Marina Limited Partnership (the "Limited Partnership Agreement") to reduce the number of authorized units of the Partnership (the "Units")to effect a reverse unit split in which one new Unit(the "New Unit" or "New Limited Partner Unit") has been exchanged for every 300 old Units (the "Old Units" or "Old Limited Partner Units"), previously issued and outstanding. No fractional New Limited Partner Units were issued to any limited partner who holds less than one New Limited Partner Unit. Limited partners that owned less than 300 Old Limited Partner Units received from the Partnership $40.00 for each Old Limited Partner Unit, unless a limited partner elected to round up by purchasing a fractional New Limited Partner Unit at $40.00 per 1/300 fractional New Limited Partner Unit sufficiently to receive a whole New Limited Partner Unit (the "Reverse Unit Split Proposal"). The affirmative vote of a majority of the issued and outstanding Limited Partner Units was required for approval of the Reverse Unit Split Proposal.

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3 promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the




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Reverse Unit Split Proposal.  Except as expressly set forth in this Final
Amendment, all information in the Schedule 13E-3 remains unchanged.

            All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

            The items of Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Following the approval of the Reverse Unit Split Proposal by the limited partners at the meeting of the partners on September 7, 2001, and the completion of the period during which limited partners who owned less than 300 Old Limited Partner Units could elect to round up to one New Limited Partner Unit, there were 190 limited partners remaining in the Partnership. There were 377 limited partners immediately prior to September 7, 2001, of which 187 limited partners were redeemed, totaling 24,404 Old Limited Partner Units. 31 limited partners who owned less than 300 Old Limited Partner Units immediately prior to September 7, 2001, elected to round up and purchased a total of 4,290 Old Limited Partner Units. The net cost to the Partnership to redeem Old Limited Partner Units was $804,560. Following the Reverse Unit Split, there are a total of 1,321.94 New Limited Partner Units outstanding. There are fractional units outstanding because fractional units held by limited partners who owned 300 or more Old Limited Partner Units were not redeemed. Following the Reverse Unit Split, there was a total of 859.84 general partner units outstanding, which represent approximately 39.4% of the outstanding units in the Partnership. The 1,321.94 New Limited Partner Units represent approximately 60.6% of the outstanding units in the Partnership.

ITEM 15.  ADDITIONAL INFORMATION.

         The Reverse Unit Split Proposal was approved by the limited partners at the meeting of the partners on September 7, 2001. Of the 416,715 outstanding Old Limited Partner Units, 332,133 units were represented in person or by proxy at the meeting and 316,439 units (approximately 75.9% of the Old Limited Partner Units) voted in favor of the Reverse Unit Split Proposal. The number of Old Limited Partner Units voted in favor of the Reverse Unit Split Proposal was sufficient to approve the proposal.


                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS AMENDMENT IS TRUE, COMPLETE AND CORRECT.


Date: November 13, 2001                  THE MARINA LIMITED PARTNERSHIP

                                         By: /s/ Allen E. Rosenberg
                                             -------------------------------
                                             Allen E. Rosenberg,
                                             President of the Marina II
                                             Corporation, the General Partner



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Date: November 13, 2001                  THE MARINA II CORPORATION

                                         By: /s/ Allen E. Rosenberg
                                             ---------------------------
                                             Allen E. Rosenberg, President


Date: November 13, 2001                      /s/ Allen E. Rosenberg
                                             ---------------------------
                                             Allen E. Rosenberg, Individually







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                                  EXHIBIT INDEX


Exhibit Number                  Description

16(d)(1) Definitive Proxy Statement, Notice of Meeting of the Partners and Proxy, filed concurrently herewith and incorporated herein by this reference.





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